Exhibit 99.1

BGIN BLOCKCHAIN LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(US$, except share data, or otherwise noted)

	June 30, 2025	December 31, 2024
	US$	US$
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	23,906,114	114,804,348
Inventories	23,437,790	12,491,133
Prepaid expenses	30,049,159	9,188,914
Other receivable	4,538,348	8,945,986
Deferred issuance costs	1,517,669	795,797
Due from related parties	1,447,421	101,336
Intangible assets – cryptocurrencies	50,975,122	32,143,476
Rights to receive cryptocurrencies	—	16,193,593
Cryptocurrencies loan receivable	5,000,000	—
Cryptocurrencies held as collateral	6,557,368	—
Total current assets	147,428,991	194,664,583
Non-current assets
Deposits and other non-current assets	2,680,439	1,834,897
Right of use assets	326,549	431,707
Deferred income tax assets	2,112,353	2,112,353
Property and equipment, net	42,304,537	71,744,370
Total assets	194,852,869	270,787,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	5,372,174	7,190,436
Taxes payable	35,331,370	51,845,186
Contract liabilities	470,176	952,340
Due to related party	26,840	10,363
Operating lease liability	288,886	322,388
Other payables	168,552	281,898
Obligation to return collateral	6,557,368	—
Total current liabilities	48,215,366	60,602,611

Operating lease liability – non current	37,812	123,015
Total liabilities	48,253,178	60,725,626

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.0000695652173913043 par value, 852,581,250 shares authorized, 85,581,566 and 85,258,128 issued and outstanding as of June 30, 2025 and December 31, 2024, respectively (1)	—	—
Class B ordinary shares, $0.0000695652173913043 par value, 225,543,750 shares authorized, 22,554,375 and 22,554,375 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively (1)	—	—
Additional paid-in capital	1,943,128	—
Retained earnings	144,537,194	209,954,196
Accumulated other comprehensive income	(244,059)	(244,059)
Total shareholders’ equity	146,236,263	209,710,137
Non-controlling interest	363,428	352,147
Total liabilities and shareholders’ equity	194,852,869	270,787,910

(1)	The number of ordinary shares has been retrospectively adjusted for the 1-for-10 share subdivision effected on February 3, 2025 (the “February 2025 Share Subdivision”), the increase of share capital effected on February 3, 2025 (the “Share Capital Increase”) and the issuance of the an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares on February 3, 2025 to existing shareholders of BGIN BLOCKCHAIN LIMITED on a pro rata basis (the “Share Issuance”), and the 1-for-1.4375 share subdivision effected on July 16, 2025 (the “July 2025 Share Subdivision”)

F-1

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(US$, except share data, or otherwise noted)

	For The Six Months Ended June 30, 2025	For The Six Months Ended June 30, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Revenues:
Mining revenue	30,797,322	11,649,316
Sales of machines	9,733,185	94,947,127
Hosting revenue	2,311,069	2,131,656
Mining pool revenue	4,822,098	35,755,832
Total Revenue	47,663,674	144,483,931
Costs of Revenues:
Costs of mining revenue	39,903,509	4,985,782
Costs of sales of mining machines	7,494,999	17,742,554
Costs of hosting revenue	1,799,401	1,569,095
Costs of mining pool revenue	4,774,340	35,406,898
Total costs of revenue	53,972,249	59,704,329
Gross profit (loss)	(6,308,575)	84,779,602

Operating costs and expenses:
Selling expenses	290,862	386,181
General and administrative	13,477,903	2,627,482
Research and development	7,496,308	5,585,754
Unrealized gain on futures contracts	—	(101,921)
Realized loss on futures contracts	560,492	732,177
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(254,563)	(2,267,279)
Change in fair value of cryptocurrencies	14,374,757	1,102,968
Impairment of property and equipment	19,124,349	—
Total operating costs and expenses	55,070,108	8,065,362

Income (loss) from operations	(61,378,683)	76,714,240

Other (income) expenses:
Foreign exchange loss	172,275	356,260
Other income - interest income	(900,549)	(465,395)
Other (income) expense, net	(413,735)	88,833
Total other income	(1,142,009)	(20,302)

Income (loss) before provision for income taxes	(60,236,674)	76,734,542

Current income tax expenses	169,047	13,158,563
Income taxes expense	169,047	13,158,563

Net income (loss)	(60,405,721)	63,575,979
Net income attributable to non-controlling interest	11,281	177,852
Net income (loss) attributable to ordinary shareholders	(60,417,002)	63,398,127
Total	(60,405,721)	63,575,979

Foreign currency translation adjustment – gain (loss)	—	—
Comprehensive income (loss)	(60,405,721)	63,575,979
Comprehensive income attributable to non-controlling interest	11,281	177,852
Comprehensive income (loss) attributable to ordinary shareholders	(60,417,002)	63,398,127
Total	(60,405,721)	63,575,979

Basic & diluted net income (loss) per share	(0.56)	0.59

Weighted average number of ordinary shares-basic and diluted	108,059,102	107,812,503

F-2

BGIN BLOCKCHAIN LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	For The Six Months Ended June 30, 2025	For The Six Months Ended June 30, 2024
	US$	US$
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	(60,405,721)	63,575,979
Adjustments for items not affecting cash:
Depreciation	12,289,371	2,083,794
Inventories provision and write-off	5,410,874	—
Impairment of property and equipment	19,124,349	—
Change in fair value of cryptocurrencies	14,374,757	1,102,968
Cryptocurrencies mined	(35,815,800)	(47,405,148)
Net loss from disposal of fixed assets	104,438	—
Share-based payment	244,550	—
Employee compensation settled by cryptocurrencies	568,700	206,523
Expenses settled by cryptocurrencies	3,658,812	782,320
Cryptocurrencies paid to mining pool participants	4,608,876	35,406,898
Cryptocurrencies received from mining machines revenue	(9,203,336)	(88,839,341)
Cryptocurrencies received from hosting revenue	(2,153,822)	(1,869,200)
Unrealized gain from cryptocurrency futures contracts	—	(101,921)
Realized loss on futures contracts	560,492	732,177
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(133,382)	(2,267,279)
Interest from crypto loan	(121,181)	—
Non-cash operating leases expense	(13,546)	(11,738)
Credit loss	5,395,306	—
Changes in operating assets and liabilities
Accounts receivable	—	2,807,030
Inventories	(16,357,530)	(20,393,918)
Prepaid expenses and other assets	(24,069,629)	(47,338,111)
Other receivable	1,292,578	(5,207,298)
Due from related party	(1,229,274)	—
Accounts payable and accrued liabilities	(1,818,263)	3,237,324
Contract liabilities	(27,746)	337,824
Taxes payable	(16,513,816)	13,092,592
Other payables	(113,347)	(659,940)
Net cash used in operating activities	(100,343,290)	(90,728,465)

Cash Flows from Investing Activities:
Purchase of property and equipment	(2,078,324)	(1,703,618)
Proceeds received from sale of cryptocurrencies	16,175,915	95,603,186
Net cash provided by investing activities	14,097,591	93,899,568

Cash Flows from Financing Activities:
Proceeds from (repayments) of related parties	117,814	(142,767)
Payments of issuance costs for IPO	(721,872)	(60,543)
Dividend paid	(4,051,000)	—
Capital contribution from shareholders	2,523	—
Net cash used in financing activities	(4,652,535)	(203,310)

Effect of foreign exchange rate changes	—	—
Net increase (decrease) in cash, cash equivalents	(90,898,234)	2,967,793
Cash and cash equivalents, beginning of period	114,804,348	46,696,859
Cash and cash equivalents, end of period	23,906,114	49,664,652

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	(16,682,863)	(65,971)
Cryptocurrencies converted into Tether (USDT)	(9,881,814)	(9,181,396)
Cryptocurrencies invested in short-term investments	(29,192,850)	(107,615,447)
Cryptocurrencies paid to borrower	(5,000,000)	—
Redemption of cryptocurrency short-term investments	45,519,825	46,315,325
Cryptocurrencies deposited as margins for futures contracts	—	(2,299,682)
Cryptocurrencies received from related party	—	158,454
Cryptocurrencies used for payments of due to related party	(218,147)	—
Cryptocurrencies used for payments of dividends	(949,000)	(5,000,000)
Cryptocurrency due from third party	1,779,651	—
Right of use assets acquired in exchange for operating lease liabilities	68,056	362,168

F-3